July 10, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Christine Westbrook

Joe McCann

Re:  Pacific Biosciences of California, Inc.
Registration Statement on Form S-3

Filed June 10, 2020
File No. 333-239071

Acceleration Request

Requested Date:July 14, 2020

Requested Time:4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pacific Biosciences of California, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No.  333-239071) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

****

Sincerely,

Pacific Biosciences of California, Inc.

/s/ Susan K. Barnes

Susan K. Barnes

Executive Vice President and Chief Financial Officer

cc:        Michael Hunkapiller, Pacific Biosciences of California, Inc.

Brett Atkins, Pacific Biosciences of California, Inc.

             Donna M. Petkanics, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

             Andrew D. Hoffman, Esq., Wilson Sonsini Goodrich & Rosati, P.C.